SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By:	/s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: November 7, 2017

Quarterly Securities Report

For the three months ended September 30, 2017

(TRANSLATION)

Sony Corporation

Note for readers of this English translation

On November 7, 2017, Sony Corporation (the “Company” or “Sony Corporation”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended September 30, 2017 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, except for (i) information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”), which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ii)

foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)

Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market and regulatory conditions;
(vi)	changes in laws, regulations and government policies in the markets in which Sony operates, including those related to taxation and corporate social responsibility;
(vii)

Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(viii)

Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(ix)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(x)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(xi)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xii)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xiii)

Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, supply and distribution of its products, and its other business operations;

(xiv)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)

the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xvii)

the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and

(xviii)	risks related to catastrophic disasters or similar events.

Risks and uncertainties also include the impact of any future events with material adverse impact.

I     Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Six months ended September 30, 2016	Six months ended September 30, 2017	Fiscal year ended March 31, 2017

Sales and operating revenue	3,302,147	3,920,644	7,603,250

Operating income	101,939	361,839	288,702

Income before income taxes	97,536	347,459	251,619

Net income attributable to Sony Corporation’s stockholders	26,008	211,723	73,289

Comprehensive income (loss)	(64,526)	267,514	143,652

Total equity	2,931,470	3,380,652	3,135,422

Total assets	16,804,371	18,797,106	17,660,556

Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	20.61	167.61	58.07

Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	20.20	164.06	56.89

Ratio of stockholders’ equity to total assets (%)	13.7	14.5	14.1

Net cash provided by operating activities	81,483	266,304	809,262

Net cash used in investing activities	(667,640)	(411,787)	(1,253,973)

Net cash provided by financing activities	183,261	179,523	452,302

Cash and cash equivalents at end of the period	525,181	1,000,832	960,142

	Yen in millions, Yen per share amounts
	Three months ended September 30, 2016	Three months ended September 30, 2017

Sales and operating revenue	1,688,948	2,062,531

Net income attributable to Sony Corporation’s stockholders	4,842	130,852

Net income attributable to Sony Corporation’s stockholders per share of common stock, basic (yen)	3.84	103.57

Net income attributable to Sony Corporation’s stockholders per share of common stock, diluted (yen)	3.76	101.35

  Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.	The Company reports equity in net income of affiliated companies as a component of operating income.
3.	Consumption taxes are not included in sales and operating revenue.
4.	Total equity is presented based on U.S. GAAP.
5.	Ratio of stockholders’ equity to total assets is calculated by using total equity attributable to the stockholders of the Company.
6.	The Company prepares consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the six months ended September 30, 2017.

Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2018. For further information on the realignment, please refer to “IV Financial Statements – Notes to Consolidated Financial Statements – 7. Business segment information”.

As of September 30, 2017, the Company had 1,317 subsidiaries and 115 affiliated companies, of which 1,286 companies are consolidated subsidiaries (including variable interest entities) of the Company. The Company has applied the equity accounting method for 109 affiliated companies.

II    State of Business

(1) Risk Factors

Note for readers of this English translation:

There was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2017. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

(2) Material Contracts

There were no material contracts executed or determined to be executed during the three months ended September 30, 2017.

Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 15, 2017.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

(3) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the three-month and six-month periods ended September 30, 2017, since it is the same as described in a press release on our website dated as of October 31, 2017. Please refer to the press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2017”.

URL: The press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2017”

https://www.sony.net/SonyInfo/IR/library/fr/17q2_sony.pdf

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 15, 2017. Although foreign exchange rates have fluctuated during the three-month period ended September 30, 2017, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

During the three months ended September 30, 2017, the average rates of the yen were 111.0 yen against the U.S. dollar, which is 7.7 percent lower than the same quarter of the previous fiscal year (“year-on-year”) and 130.4 yen against the euro, which is 12.4 percent lower year-on-year.

For the three months ended September 30, 2017, sales were 2,062.5 billion yen, an increase of 22.1 percent year-on-year, while on a constant currency basis, sales increased approximately 15 percent year-on-year. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income of 204.2 billion yen was recorded for the three months ended September 30, 2017, an increase of 158.5 billion yen year-on-year (an increase of approximately 133.6 billion yen year-on-year on a constant currency basis). Most of the foreign exchange rate impact was attributable to the Mobile Communications (“MC”), Game & Network Services (“G&NS”), Imaging Products & Solutions (“IP&S”), Home Entertainment & Sound (“HE&S”) and Semiconductors segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned five segments. For a detailed analysis of segment performance, please refer to the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		(Billions of yen)
				Impact of changes in foreign exchange rates
		Three months ended September 30
		2016	2017
MC	Sales	168.8	172.0	+8.9
	Operating income (loss)	3.7	(2.5)	-1.2
G&NS	Sales	319.9	433.2	+33.8
	Operating income	19.0	54.8	+3.1
IP&S	Sales	135.4	156.7	+11.3
	Operating income	14.9	18.9	+5.2
HE&S	Sales	234.9	300.9	+26.1
	Operating income	17.6	24.4	+7.0
Semiconductors	Sales	193.7	228.4	+15.0
	Operating income (loss)	(4.2)	49.4	+9.0

In addition, sales for the Pictures segment increased 27.0 percent year-on-year to 244.0 billion yen, an approximately 17 percent increase on a constant currency (U.S. dollar) basis. In the Music segment, sales increased 37.5 percent year-on-year to 206.6 billion yen, an approximately 32 percent increase on a constant currency basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note: In this section, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s quarterly weighted average exchange rate for the three months ended September 30, 2016 from the three months ended September 30, 2017 to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. Additionally, the MC segment enters into its own foreign exchange hedging transactions. The impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment. The descriptions of sales on a constant currency basis reflects sales obtained by applying the yen’s monthly average exchange rates from the three months ended September 30, 2016 to local currency-denominated monthly sales to the three months ended September 30, 2017. In the Pictures segment and Sony Music Entertainment, Sony/ATV Music Publishing LLC in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis. This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

  Status of Cash Flows

  Note for readers of this English translation:

Except for information specifically included in this English translation, this document omits certain information set out in the Japanese-language Quarterly Securities Report for the six-month period ended September 30, 2017, since it is the same as described in a press release on our website dated as of October 31, 2017. Please refer to the press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2017”.

URL: The press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2017”

https://www.sony.net/SonyInfo/IR/library/fr/17q2_sony.pdf

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 15, 2017. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as the Research and Development in the Annual Report on Form 20-F filed with the SEC on June 15, 2017.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

Research and development costs for the six months ended September 30, 2017 totaled 210.6 billion yen. There were no significant changes in research and development activities for the period.

iv) Employees

Note for readers of this English translation:

Excluding the below, there was no significant change from the information presented in the Employees section of the Annual Report on Form 20-F filed with the SEC on June 15, 2017.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

As of September 30, 2017, Sony Corporation had 2,567 employees, a decrease of 3,618 employees from 6,185 employees as of March 31, 2017. The total number of employees decreased mainly due to the separation of its IP&S business. There is no significant change in the number of employees of Sony on the consolidated basis.

v) Liquidity and Capital Resources

Note for readers of this English translation:

Except for the information related to the committed lines of credit and the issuance of unsecured straight bonds below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 15, 2017. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 15, 2017

https://www.sec.gov/Archives/edgar/data/313838/000119312517203939/d358485d20f.htm

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 528.3 billion yen in unused committed lines of credit, as of September 30, 2017. Details of those committed lines of credit are: a 300.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until July 2019, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2018, and a 525 million U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until March 2018, in all of which Sony Corporation and Sony Global Treasury Services Plc are defined as borrowers. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

  III    Company Information

  (1) Information on the Company’s Shares

  i) Total Number of Shares

  1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

  2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the second quarterly period (September 30, 2017)	As of the filing date of the Quarterly Securities Report (November 7, 2017)
Common stock	1,264,649,260	1,264,650,760	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,264,649,260	1,264,650,760	—	—

  Notes:

1.	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.
2.

The number of shares issued as of the filing date of this Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) during November 2017, the month in which this Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights

   Not applicable.

  Note for readers of this English translation:

  The above means that there was no issuance of SARs during the three months ended September 30, 2017.

iii) Status of the Exercise of Moving Strike Convertible Bonds

   Not applicable.

iv) Description of Rights Plan

   Not applicable.

v) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued (Thousands)	Balance of the total number of shares issued (Thousands)	Change in the amount of common stock (Yen in Millions)	Balance of the amount of common stock (Yen in Millions)	Change in the legal capital surplus (Yen in Millions)	Balance of the legal capital surplus (Yen in Millions)
From July 1 to September 30, 2017	440	1,264,649	793	862,156	793	1,075,849

Notes:

1.	The increase mentioned above is due to the exercise of SARs and the issuance of new shares as restricted stock compensation.
2.

Upon the exercise of SARs during the period from October 1, 2017 to October 31, 2017 the total number of shares issued increased by 2 thousand shares, and the amount of common stock and the legal capital surplus increased by 2 million yen, respectively.

vi) Status of Major Shareholders

(As of September 30, 2017)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Citibank as Depositary Bank for Depositary Receipt Holders *1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	109,396	8.65
JPMorgan Chase Bank 380055 *2 (Local Custodian: Mizuho Bank, Ltd.)	New York, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	77,467	6.13
Japan Trustee Services Bank, Ltd. (Trust account) *3	1-8-11, Harumi, Chuo-ku, Tokyo	72,339	5.72
The Master Trust Bank of Japan, Ltd. (Trust account) *3	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	70,720	5.59
State Street Bank and Trust Company *2 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited)	Boston, U.S.A. (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	30,740	2.43
Japan Trustee Services Bank, Ltd. (Trust account 5) *3	1-8-11, Harumi, Chuo-ku, Tokyo	25,200	1.99
State Street Bank West Client - Treaty 505234 *2 (Local Custodian: Mizuho Bank, Ltd.)	North Quincy, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	20,686	1.64
State Street Bank and Trust Company 505223 *2 (Local Custodian: Mizuho Bank, Ltd.)	Boston, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	20,341	1.61
Japan Trustee Services Bank, Ltd. (Trust account 1) *3	1-8-11, Harumi, Chuo-ku, Tokyo	19,449	1.54
Japan Trustee Services Bank, Ltd. (Trust account 2) *3	1-8-11, Harumi, Chuo-ku, Tokyo	19,142	1.51
Total		465,479	36.81

Notes:

*1.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.
*2.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.
*3.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
4.

Sumitomo Mitsui Trust Bank, Limited sent a copy of its “Bulk Shareholding Report” as of April 4, 2014 (which was filed with the Kanto Financial Bureau in Japan) to the Company and reported that it held shares, etc. of the Company as of March 31, 2014 as provided in the below table. As of September 30, 2017, the Company has not been able to confirm such entry of Sumitomo Mitsui Trust Bank, Limited in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Sumitomo Mitsui Trust Bank, Limited and the 2 Joint Holders	52,312	5.04

5.

BlackRock Japan Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of March 22, 2017 and reported that it held shares of the Company as of March 15, 2017 as provided in the below table. As of September 30, 2017, the Company has not been able to confirm such entry of BlackRock Japan Co., Ltd. in the register of shareholders.

Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
BlackRock Japan Co., Ltd. and the 8 Joint Holders	79,185	6.27
6.

Capital Research and Management Company filed its “Amendment to the Bulk Shareholding Report” with the Kanto Financial Bureau in Japan as of April 7, 2017 and reported that it held shares of the Company as of March 31, 2017 as provided in the below table. As of September 30, 2017, the Company has not been able to confirm such entry of Capital Research and Management Company in the register of shareholders.

Name	Number of shares held (Thousands)	Percentage of shares held to total shares issued (%)
Capital Research and Management Company	90,945	7.20

vii) Status of Voting Rights

1) Shares Issued

(As of September 30, 2017)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,092,300	—	—
Shares with full voting rights (Others)	1,261,485,400	12,614,854	—
Shares constituting less than one full unit	2,071,560	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,264,649,260	—	—
Total voting rights held by all shareholders	—	12,614,854	—

Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 19,000 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 190 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, Etc.

(As of September 30, 2017)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	1,092,300	—	1,092,300	0.09
Total	—	1,092,300	—	1,092,300	0.09

Note:

In addition to the 1,092,300 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1) “Shares Issued” above.

(2)    Directors and Corporate Executive Officers

The change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2017 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho) is as follows:

i) Retired Corporate Executive Officer

Title	Position	Name	Date of Retirement
Corporate Executive Officer	Executive Vice President (Officer in charge of Game & Network Services Business)	Andrew House	October 3, 2017

ii) The number of male and female Directors and Corporate Executive Officers after the change

   The Directors and Corporate Executive Officers are composed of 18 males and 1 female.

   (The percentage of female Directors and Corporate Executive Officers is 5.3%.)

IV        Financial Statements

(1) Consolidated Financial Statements

(i)    Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At March 31, 2017	At September 30, 2017
ASSETS
Current assets:
Cash and cash equivalents	960,142	1,000,832
Marketable securities	1,051,441	1,139,572
Notes and accounts receivable, trade	1,006,961	1,222,444
Allowance for doubtful accounts and sales returns	(53,150)	(48,365)
Inventories	640,835	930,657
Other receivables	223,632	367,932
Prepaid expenses and other current assets	525,861	507,551
Total current assets	4,355,722	5,120,623
Film costs	336,928	367,282
Investments and advances:
Affiliated companies	149,371	154,832
Securities investments and other	9,962,422	10,284,195
	10,111,793	10,439,027
Property, plant and equipment:
Land	117,293	114,844
Buildings	666,381	682,677
Machinery and equipment	1,842,852	1,840,950
Construction in progress	28,779	34,482
	2,655,305	2,672,953
Less – Accumulated depreciation	1,897,106	1,908,900
	758,199	764,053
Other assets:
Intangibles, net	584,185	575,425
Goodwill	522,538	540,257
Deferred insurance acquisition costs	568,837	585,540
Deferred income taxes	98,958	76,431
Other	323,396	328,468
	2,097,914	2,106,121
Total assets	17,660,556	18,797,106

  (Continued on following page.)

            Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At March 31, 2017	At September 30, 2017
LIABILITIES
Current liabilities:
Short-term borrowings	464,655	520,649
Current portion of long-term debt	53,424	227,058
Notes and accounts payable, trade	539,900	871,328
Accounts payable, other and accrued expenses	1,394,758	1,447,350
Accrued income and other taxes	106,037	163,306
Deposits from customers in the banking business	2,071,091	2,121,162
Other	591,874	584,688
Total current liabilities	5,221,739	5,935,541
Long-term debt	681,462	587,838
Accrued pension and severance costs	396,715	403,929
Deferred income taxes	432,824	424,957
Future insurance policy benefits and other	4,834,492	5,015,392
Policyholders’ account in the life insurance business	2,631,073	2,747,113
Other	314,771	288,854
Total liabilities	14,513,076	15,403,624
Redeemable noncontrolling interest	12,058	12,830
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value –
At March 31, 2017–Shares authorized: 3,600,000,000, shares issued: 1,263,763,660	860,645
At September 30, 2017–Shares authorized: 3,600,000,000, shares issued: 1,264,649,260		862,156
Additional paid-in capital	1,275,337	1,277,486
Retained earnings	984,368	1,180,298
Accumulated other comprehensive income –
Unrealized gains on securities, net	126,635	121,751
Unrealized gains and losses on derivative instruments, net	(58)	171
Pension liability adjustment	(308,736)	(304,106)
Foreign currency translation adjustments	(436,610)	(408,150)
	(618,769)	(590,334)
Treasury stock, at cost
Common stock
At March 31, 2017–1,073,222 shares	(4,335)
At September 30, 2017–1,092,334 shares		(4,415)
	2,497,246	2,725,191
Noncontrolling interests	638,176	655,461
Total equity	3,135,422	3,380,652
Total liabilities and equity	17,660,556	18,797,106

  The accompanying notes are an integral part of these statements.

  (ii)    Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2016	2017
Sales and operating revenue:
Net sales	2,774,435	3,293,559
Financial services revenue	489,612	578,794
Other operating revenue	38,100	48,291
	3,302,147	3,920,644
Costs and expenses:
Cost of sales	2,064,891	2,349,738
Selling, general and administrative	676,444	743,658
Financial services expenses	406,797	495,563
Other operating (income) expense, net	52,441	(27,012)
	3,200,573	3,561,947
Equity in net income of affiliated companies	365	3,142
Operating income	101,939	361,839
Other income:
Interest and dividends	5,357	13,037
Other	1,780	1,644
	7,137	14,681
Other expenses:
Interest	8,153	7,246
Foreign exchange loss, net	810	19,266
Other	2,577	2,549
	11,540	29,061
Income before income taxes	97,536	347,459
Income taxes	43,975	110,247
Net income	53,561	237,212
Less - Net income attributable to noncontrolling interests	27,553	25,489
Net income attributable to Sony Corporation’s stockholders	26,008	211,723

	Yen
	Six months ended September 30
	2016	2017
Per share data:
Net income attributable to Sony Corporation’s stockholders
– Basic	20.61	167.61
– Diluted	20.20	164.06

The accompanying notes are an integral part of these statements.

  Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Three months ended September 30
	2016	2017
Sales and operating revenue:
Net sales	1,411,918	1,764,916
Financial services revenue	258,703	277,434
Other operating revenue	18,327	20,181
	1,688,948	2,062,531
Costs and expenses:
Cost of sales	1,049,268	1,234,646
Selling, general and administrative	338,347	386,279
Financial services expenses	225,166	240,305
Other operating (income) expense, net	31,568	(901)
	1,644,349	1,860,329
Equity in net income of affiliated companies	1,148	2,026
Operating income	45,747	204,228
Other income:
Interest and dividends	2,130	4,252
Other	687	511
	2,817	4,763
Other expenses:
Interest	4,352	2,730
Foreign exchange loss, net	2,425	6,298
Other	1,267	1,398
	8,044	10,426
Income before income taxes	40,520	198,565
Income taxes	23,500	55,751
Net income	17,020	142,814
Less - Net income attributable to noncontrolling interests	12,178	11,962
Net income attributable to Sony Corporation’s stockholders	4,842	130,852

	Yen
	Three months ended September 30
	2016	2017
Per share data:
Net income attributable to Sony Corporation’s stockholders
– Basic	3.84	103.57
– Diluted	3.76	101.35

The accompanying notes are an integral part of these statements.

  (iii)    Consolidated Statements of Comprehensive Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2016	2017
Net income	53,561	237,212
Other comprehensive income, net of tax —
Unrealized losses on securities	(17,331)	(4,658)
Unrealized gains on derivative instruments	260	229
Pension liability adjustment	6,047	4,644
Foreign currency translation adjustments	(107,063)	30,087
Total comprehensive income (loss)	(64,526)	267,514
Less – Comprehensive income attributable to noncontrolling interests	19,155	27,356
Comprehensive income (loss) attributable to Sony Corporation’s stockholders	(83,681)	240,158

	Yen in millions
	Three months ended September 30
	2016	2017
Net income	17,020	142,814
Other comprehensive income, net of tax —
Unrealized losses on securities	(37,726)	(1,469)
Unrealized gains on derivative instruments	405	594
Pension liability adjustment	2,821	2,339
Foreign currency translation adjustments	(16,065)	16,502
Total comprehensive income (loss)	(33,545)	160,780
Less – Comprehensive income (loss) attributable to noncontrolling interests	(5,845)	13,178
Comprehensive income (loss) attributable to Sony Corporation’s stockholders	(27,700)	147,602

  The accompanying notes are an integral part of these statements.

  (iv)    Consolidated Statements of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	Six months ended September 30
	2016	2017
Cash flows from operating activities:
Net income	53,561	237,212
Adjustments to reconcile net income to net cash provided by operating activities –
Depreciation and amortization, including amortization of deferred insurance acquisition costs	181,060	169,962
Amortization of film costs	122,837	160,142
Accrual for pension and severance costs, less payments	7,054	2,583
Other operating (income) expense, net	52,441	(27,012)
Gain on sale or devaluation of securities investments, net	(13)	(167)
(Gain) loss on revaluation of marketable securities held in the financial services business for trading purposes, net	41,800	(47,765)
Loss on revaluation or impairment of securities investments held in the financial services business, net	2	50
Deferred income taxes	(12,382)	8,160
Equity in net (income) loss of affiliated companies, net of dividends	5,133	(1,312)
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(154,618)	(197,747)
Increase in inventories	(256,549)	(272,386)
Increase in film costs	(175,952)	(188,281)
Increase in notes and accounts payable, trade	213,623	309,160
Increase in accrued income and other taxes	38,529	49,662
Increase in future insurance policy benefits and other	170,468	258,762
Increase in deferred insurance acquisition costs	(43,691)	(43,394)
Increase in marketable securities held in the financial services business for trading purposes	(49,387)	(44,002)
Increase in other current assets	(87,477)	(125,652)
Increase (decrease) in other current liabilities	(86,249)	23,571
Other	61,293	(5,242)
Net cash provided by operating activities	81,483	266,304

(Continued on following page.)

            Consolidated Statements of Cash Flows (Unaudited)

	Yen in millions
	Six months ended September 30
	2016	2017
Cash flows from investing activities:
Payments for purchases of fixed assets	(205,300)	(130,254)
Proceeds from sales of fixed assets	6,946	6,760
Payments for investments and advances by financial services business	(603,241)	(461,046)
Payments for investments and advances (other than financial services business)	(7,423)	(10,969)
Proceeds from sales or return of investments and collections of advances by financial services business	143,080	152,561
Proceeds from sales or return of investments and collections of advances (other than financial services business)	4,307	4,219
Proceeds from sales of businesses	3,262	18,684
Other	(9,271)	8,258
Net cash used in investing activities	(667,640)	(411,787)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	203,081	72,430
Payments of long-term debt	(140,400)	(16,299)
Increase in short-term borrowings, net	123,646	55,904
Increase in deposits from customers in the financial services business, net	114,687	88,344
Dividends paid	(12,633)	(12,649)
Payment for purchase of Sony/ATV shares from noncontrolling interests	(76,565)	-
Other	(28,555)	(8,207)
Net cash provided by financing activities	183,261	179,523
Effect of exchange rate changes on cash and cash equivalents	(55,535)	6,650
Net increase (decrease) in cash and cash equivalents	(458,431)	40,690
Cash and cash equivalents at beginning of the fiscal year	983,612	960,142
Cash and cash equivalents at end of the period	525,181	1,000,832

  The accompanying notes are an integral part of these statements.

    Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements (Unaudited)

Sony Corporation and Consolidated Subsidiaries

1.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures required by U.S. GAAP for interim periods which have been omitted. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)	Accounting methods used specifically for interim consolidated financial statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

(2)	Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the six and three months ended September 30, 2016 have been made to conform to the presentation for the six and three months ended September 30, 2017.

2.	Marketable securities and securities investments

Marketable securities and securities investments, primarily included in the Financial Services segment, are comprised of debt and equity securities for which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2017				September 30, 2017
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities:
Japanese national government bonds	1,161,493	182,836	(928)	1,343,401	1,174,020	179,114	(734)	1,352,400
Japanese local government bonds	60,450	144	(63)	60,531	63,583	85	(106)	63,562
Japanese corporate bonds	163,785	7,864	(1,846)	169,803	190,611	7,025	(1,733)	195,903
Foreign government bonds	27,601	359	(918)	27,042	34,764	922	(515)	35,171
Foreign corporate bonds	396,097	4,168	(719)	399,546	397,783	2,697	(452)	400,028
Other	15,192	-	(0)	15,192	79,803	1	(0)	79,804

	1,824,618	195,371	(4,474)	2,015,515	1,940,564	189,844	(3,540)	2,126,868

Equity securities	55,928	69,937	(377)	125,488	55,701	67,132	(279)	122,554

Held-to-maturity securities:
Japanese national government bonds *	5,661,191	1,520,904	(30,553)	7,151,542	5,770,124	1,461,484	(38,952)	7,192,656
Japanese local government bonds	4,101	449	-	4,550	3,926	428	-	4,354
Japanese corporate bonds	230,011	12,346	(22,071)	220,286	284,729	11,595	(26,691)	269,633
Foreign government bonds	253,019	5,269	(22,868)	235,420	278,068	9,912	(16,159)	271,821
Foreign corporate bonds	198	18	-	216	198	16	-	214

	6,148,520	1,538,986	(75,492)	7,612,014	6,337,045	1,483,435	(81,802)	7,738,678

Total	8,029,066	1,804,294	(80,343)	9,753,017	8,333,310	1,740,411	(85,621)	9,988,100

* As of September 30, 2017, held-to-maturity securities include 252,931 million yen of pledged Japanese national government bonds as collateral for transactions with short-term repurchase agreement.

3.	Fair value measurements

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis are as follows:

	Yen in millions
	March 31, 2017
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	611,108	310,212	-	921,320	921,320	-	-	-
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,343,401	-	1,343,401	18,483	1,324,918	-	-
Japanese local government bonds	-	60,531	-	60,531	8,518	52,013	-	-
Japanese corporate bonds	-	168,493	1,310	169,803	8,433	161,370	-	-
Foreign government bonds	-	27,042	-	27,042	1,007	26,035	-	-
Foreign corporate bonds	-	358,369	41,177	399,546	86,708	312,838	-	-
Other	-	-	15,192	15,192	-	15,192	-	-
Equity securities	125,306	182	-	125,488	-	125,488	-	-
Other investments *1	6,589	4,525	10,483	21,597	-	21,597	-	-
Derivative assets *2, *3	981	26,279	-	27,260	-	-	25,409	1,851

Total assets	743,984	2,299,034	68,162	3,111,180	1,044,469	2,039,451	25,409	1,851

Liabilities:
Derivative liabilities*2,*3	520	33,930	-	34,450	-	-	15,743	18,707

Total liabilities	520	33,930	-	34,450	-	-	15,743	18,707

	Yen in millions
	September 30, 2017
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	678,442	329,039	-	1,007,481	1,007,481	-	-	-
Available-for-sale securities
Debt securities
Japanese national government bonds	-	1,352,400	-	1,352,400	18,665	1,333,735	-	-
Japanese local government bonds	-	63,562	-	63,562	9,429	54,133	-	-
Japanese corporate bonds	-	195,903	-	195,903	8,784	187,119	-	-
Foreign government bonds	-	35,171	-	35,171	-	35,171	-	-
Foreign corporate bonds	-	370,373	29,655	400,028	90,122	309,906	-	-
Other	-	-	79,804	79,804	-	79,804	-	-
Equity securities	122,270	284	-	122,554	-	122,554	-	-
Other investments *1	6,828	5,044	10,346	22,218	-	22,218	-	-
Derivative assets *2, *3	-	18,149	-	18,149	-	-	16,209	1,940

Total assets	807,540	2,369,925	119,805	3,297,270	1,134,481	2,144,640	16,209	1,940

Liabilities:
Derivative liabilities*2,*3	3,664	39,035	-	42,699	-	-	25,042	17,657

Total liabilities	3,664	39,035	-	42,699	-	-	25,042	17,657

*1	Other investments include certain hybrid financial instruments and certain private equity investments.
*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.
*3	The potential effect of offsetting on assets and liabilities, which primarily consists of derivatives subject to master netting agreements and/or collateral, is insignificant.

4.	Supplemental equity and comprehensive income information

(1)	Stockholders’ Equity

A reconciliation of the beginning and ending carrying amounts of Sony Corporation’s stockholders’ equity, noncontrolling interests and the total equity for the six months ended September 30, 2016 and 2017 are as follows:

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2016	2,463,340	661,070	3,124,410
Exercise of stock acquisition rights	1,834	-	1,834
Stock-based compensation	833	-	833
Comprehensive income:
Net income	26,008	27,553	53,561
Other comprehensive income, net of tax —
Unrealized losses on securities	(11,430)	(5,901)	(17,331)
Unrealized gains on derivative instruments	260	-	260
Pension liability adjustment	5,959	88	6,047
Foreign currency translation adjustments	(104,478)	(2,585)	(107,063)

Total comprehensive income (loss)	(83,681)	19,155	(64,526)

Dividends declared	(12,625)	(16,434)	(29,059)
Transactions with noncontrolling interests shareholders and other	(59,598)	(42,424)	(102,022)

Balance at September 30, 2016	2,310,103	621,367	2,931,470

	Yen in millions
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity

Balance at March 31, 2017	2,497,246	638,176	3,135,422
Issuance of new shares	676	-	676
Exercise of stock acquisition rights	2,344	-	2,344
Stock-based compensation	1,159	-	1,159
Comprehensive income:
Net income	211,723	25,489	237,212
Other comprehensive income, net of tax —
Unrealized gains (losses) on securities	(4,884)	226	(4,658)
Unrealized gains on derivative instruments	229	-	229
Pension liability adjustment	4,630	14	4,644
Foreign currency translation adjustments	28,460	1,627	30,087

Total comprehensive income	240,158	27,356	267,514

Dividends declared	(15,794)	(12,134)	(27,928)
Transactions with noncontrolling interests shareholders and other	(598)	2,063	1,465

Balance at September 30, 2017	2,725,191	655,461	3,380,652

There was no material effect of changes in Sony Corporation’s ownership interest in its subsidiaries on Sony Corporation’s stockholders’ equity for the six months ended September 30, 2016 and 2017.

(2)	Other Comprehensive Income

Changes in accumulated other comprehensive income, net of tax by component for the six months ended September 30, 2016 and 2017 are as follows:

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total

Balance at March 31, 2016	140,736	(1,198)	(371,739)	(421,117)	(653,318)
Other comprehensive income before reclassifications	(18,448)	(2,933)	(360)	(107,063)	(128,804)
Amounts reclassified out of accumulated other comprehensive income	1,117	3,193	6,407	-	10,717

Net current-period other comprehensive income	(17,331)	260	6,047	(107,063)	(118,087)
Less: Other comprehensive income attributable to noncontrolling interests	(5,901)	-	88	(2,585)	(8,398)

Balance at September 30, 2016	129,306	(938)	(365,780)	(525,595)	(763,007)

	Yen in millions
	Unrealized gains (losses) on securities	Unrealized gains (losses) on derivative instruments	Pension liability adjustment	Foreign currency translation adjustments	Total

Balance at March 31, 2017	126,635	(58)	(308,736)	(436,610)	(618,769)
Other comprehensive income before reclassifications	(3,704)	(723)	(88)	32,850	28,335
Amounts reclassified out of accumulated other comprehensive income	(954)	952	4,732	(2,763)	1,967

Net current-period other comprehensive income	(4,658)	229	4,644	30,087	30,302
Less: Other comprehensive income attributable to noncontrolling interests	226	-	14	1,627	1,867

Balance at September 30, 2017	121,751	171	(304,106)	(408,150)	(590,334)

5.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted net income attributable to Sony Corporation’s stockholders per share (“EPS”) for the six and three months ended September 30, 2016 and 2017 is as follows:

	Yen in millions
	Six months ended September 30
	2016	2017
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	26,008	211,723

	Thousands of shares
Weighted-average shares outstanding	1,261,681	1,263,186
Effect of dilutive securities:
Stock acquisition rights	2,175	3,374
Zero coupon convertible bonds	23,962	23,962

Weighted-average shares for diluted EPS computation	1,287,818	1,290,522

	Yen
Basic EPS	20.61	167.61

Diluted EPS	20.20	164.06

Potential shares of common stock that were excluded from the computation of diluted EPS for the six months ended September 30, 2016 and 2017 were 6,456 thousand shares and 4,573 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the six months ended September 30, 2016 and 2017 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

	Yen in millions
	Three months ended September 30
	2016	2017
Net income attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	4,842	130,852

	Thousands of shares
Weighted-average shares outstanding	1,261,840	1,263,452
Effect of dilutive securities:
Stock acquisition rights	2,468	3,624
Zero coupon convertible bonds	23,962	23,962

Weighted-average shares for diluted EPS computation	1,288,270	1,291,038

	Yen
Basic EPS	3.84	103.57

Diluted EPS	3.76	101.35

Potential shares of common stock that were excluded from the computation of diluted EPS for the three months ended September 30, 2016 and 2017 were 6,456 thousand shares and 4,573 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended September 30, 2016 and 2017 when the exercise price for those shares was in excess of the average market value of Sony’s common stock for the period. The zero coupon convertible bonds issued in July 2015 were included in the diluted EPS calculation under the if-converted method beginning upon issuance.

6.	Commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of September 30, 2017, the total unused portion of the lines of credit extended under these contracts was 30,831 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

(2)	Purchase commitments and other

Purchase commitments and other outstanding commitments as of September 30, 2017 amounted to 386,289 million yen. The major components of these commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within two years. As of September 30, 2017, these subsidiaries were committed to make payments under such contracts of 122,014 million yen.

Certain subsidiaries in the Music segment have entered into contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music product. These contracts cover various periods mainly within five years. As of September 30, 2017, these subsidiaries were committed to make payments of 66,378 million yen under such contracts.

A subsidiary in the Game & Network Services segment has entered into contracts for programming content. These contracts cover various periods mainly within two years. As of September 30, 2017, this subsidiary was committed to make payments of 13,250 million yen under such contracts.

Sony has entered into sponsorship contracts related to advertising and promotional rights. These contracts cover various periods mainly within one year. As of September 30, 2017, Sony has committed to make payments of 5,230 million yen under such contracts.

(3)	Litigation

Beginning in 2009, the U.S. Department of Justice (“DOJ”), the European Commission and certain other governmental agencies outside the United States have conducted investigations relating to competition in the optical disk drives market. Sony Corporation and/or certain of its subsidiaries have been subject to these investigations. Sony understands that the investigations of several agencies, including the DOJ, have ended, and only one agency continues to investigate. However, proceedings initiated by the European Commission as a result of its investigation continue. In October 2015, the European Commission adopted a decision in which it fined Sony Corporation and certain of its subsidiaries 31 million euros; however, Sony filed an appeal against the decision with the European Union’s General Court. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits continue. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

Beginning in 2011, the DOJ, the European Commission and certain other governmental agencies outside the United States conducted investigations relating to competition in the secondary batteries market. Sony Corporation and/or certain of its subsidiaries were subject to these investigations. Sony understands that the investigations by these agencies, including the DOJ and the European Commission, have ended or are no longer active. With respect to the investigation by the European Commission, in December 2016, Sony Corporation and certain of its subsidiaries reached a settlement with the European Commission to pay a fine of approximately 29.8 million euros. In addition, a number of direct and indirect purchaser lawsuits, including class actions, have been filed in certain jurisdictions in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Certain of these lawsuits have been settled, including the class actions brought by the direct and indirect purchasers in the United States; however, certain other lawsuits continue. Based on the stage of the pending proceedings, it is not possible to estimate the amount of losses or range of possible losses, if any, that might ultimately result from adverse judgments, settlements or other resolution of all of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4) Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of September 30, 2017 amounted to 3,139 million yen.

7.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2018. As a result of this realignment, the operation of the former Components segment is now included in All Other. In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

The Mobile Communications (“MC”) segment includes the manufacture and sales of mobile phones and Internet-related service businesses. The Game & Network Services (“G&NS”) segment includes the manufacture and sales of home gaming products, network services businesses and production and sales of software. The Imaging Products & Solutions (“IP&S”) segment includes the Still and Video Cameras business. The Home Entertainment & Sound (“HE&S”) segment includes Televisions as well as Audio and Video businesses. The Semiconductors segment includes the image sensors business. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan. All Other consists of various operating activities, including the overseas disc manufacturing, recording media and battery businesses. Sony’s products and services are generally unique to a single operating segment.

Business segments -

Sales and operating revenue:

	Yen in millions
	Six months ended September 30
	2016	2017
Sales and operating revenue:
Mobile Communications -
Customers	351,682	348,884
Intersegment	3,011	4,344

Total	354,693	353,228
Game & Network Services -
Customers	615,616	737,306
Intersegment	34,643	43,960

Total	650,259	781,266
Imaging Products & Solutions -
Customers	254,402	309,287
Intersegment	3,196	3,068

Total	257,598	312,355
Home Entertainment & Sound -
Customers	468,816	557,235
Intersegment	1,980	565

Total	470,796	557,800
Semiconductors -
Customers	279,311	366,086
Intersegment	58,867	66,538

Total	338,178	432,624
Pictures -
Customers	375,149	449,408
Intersegment	280	406

Total	375,429	449,814
Music -
Customers	285,038	367,913
Intersegment	7,077	7,225

Total	292,115	375,138
Financial Services -
Customers	489,612	578,794
Intersegment	3,617	3,590

Total	493,229	582,384
All Other -
Customers	166,727	189,696
Intersegment	35,400	32,364

Total	202,127	222,060
Corporate and elimination	(132,277)	(146,025)

Consolidated total	3,302,147	3,920,644

G&NS intersegment amounts primarily consist of transactions with All Other.

Semiconductors intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.

Corporate and elimination includes certain brand and patent royalty income.

	Yen in millions
	Three months ended September 30
	2016	2017
Sales and operating revenue:
Mobile Communications -
Customers	166,814	169,818
Intersegment	1,956	2,223

Total	168,770	172,041
Game & Network Services -
Customers	304,848	414,255
Intersegment	15,032	18,949

Total	319,880	433,204
Imaging Products & Solutions -
Customers	134,037	155,170
Intersegment	1,335	1,550

Total	135,372	156,720
Home Entertainment & Sound -
Customers	233,901	300,770
Intersegment	976	163

Total	234,877	300,933
Semiconductors -
Customers	161,038	193,407
Intersegment	32,710	34,956

Total	193,748	228,363
Pictures -
Customers	192,026	243,738
Intersegment	86	265

Total	192,112	244,003
Music -
Customers	146,629	202,837
Intersegment	3,582	3,729

Total	150,211	206,566
Financial Services -
Customers	258,703	277,434
Intersegment	1,807	1,790

Total	260,510	279,224
All Other -
Customers	81,791	95,592
Intersegment	19,572	17,228

Total	101,363	112,820
Corporate and elimination	(67,895)	(71,343)

Consolidated total	1,688,948	2,062,531

G&NS intersegment amounts primarily consist of transactions with All Other.

Semiconductors intersegment amounts primarily consist of transactions with the MC segment, the G&NS segment and the IP&S segment.

All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.

Corporate and elimination includes certain brand and patent royalty income.

Segment profit or loss:

	Yen in millions
	Six months ended September 30
	2016	2017
Operating income (loss):
Mobile Communications	4,113	1,163
Game & Network Services	63,023	72,483
Imaging Products & Solutions	22,366	42,074
Home Entertainment & Sound	37,797	46,970
Semiconductors	(47,733)	104,812
Pictures	(7,433)	(1,801)
Music	32,391	57,536
Financial Services	82,110	82,822
All Other	(39,555)	(8,259)

Total	147,079	397,800
Corporate and elimination	(45,140)	(35,961)

Consolidated operating income	101,939	361,839
Other income	7,137	14,681
Other expenses	(11,540)	(29,061)

Consolidated income before income taxes	97,536	347,459

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

	Yen in millions
	Three months ended September 30
	2016	2017
Operating income (loss):
Mobile Communications	3,698	(2,453)
Game & Network Services	18,992	54,750
Imaging Products & Solutions	14,860	18,870
Home Entertainment & Sound	17,556	24,387
Semiconductors	(4,184)	49,370
Pictures	3,207	7,696
Music	16,515	32,514
Financial Services	33,563	36,599
All Other	(32,602)	(28)

Total	71,605	221,705
Corporate and elimination	(25,858)	(17,477)

Consolidated operating income	45,747	204,228
Other income	2,817	4,763
Other expenses	(8,044)	(10,426)

Consolidated income before income taxes	40,520	198,565

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Other Significant Items:

The following table includes a breakdown of sales and operating revenue to external customers by product category for certain segments. Sony management views each segment as a single operating segment.

	Yen in millions
	Six months ended September 30
Sales and operating revenue:	2016	2017
Mobile Communications	351,682	348,884

Game & Network Services
Hardware	225,551	235,713
Network	292,167	418,288
Other	97,898	83,305

Total	615,616	737,306

Imaging Products & Solutions
Still and Video Cameras	157,000	205,206
Other	97,402	104,081

Total	254,402	309,287

Home Entertainment & Sound
Televisions	335,390	398,927
Audio and Video	132,854	157,361
Other	572	947

Total	468,816	557,235

Semiconductors	279,311	366,086

Pictures
Motion Pictures	169,274	195,074
Television Productions	95,617	119,287
Media Networks	110,258	135,047

Total	375,149	449,408

Music
Recorded Music	179,463	208,999
Music Publishing	31,242	36,359
Visual Media and Platform	74,333	122,555

Total	285,038	367,913

Financial Services	489,612	578,794
All Other	166,727	189,696
Corporate	15,794	16,035

Consolidated total	3,302,147	3,920,644

	Yen in millions
	Three months ended September 30
Sales and operating revenue:	2016	2017
Mobile Communications	166,814	169,818

Game & Network Services
Hardware	106,386	137,398
Network	146,609	222,986
Other	51,853	53,871

Total	304,848	414,255

Imaging Products & Solutions
Still and Video Cameras	81,471	99,343
Other	52,566	55,827

Total	134,037	155,170

Home Entertainment & Sound
Televisions	169,097	219,553
Audio and Video	64,547	80,639
Other	257	578

Total	233,901	300,770

Semiconductors	161,038	193,407

Pictures
Motion Pictures	93,952	124,800
Television Productions	51,424	57,389
Media Networks	46,650	61,549

Total	192,026	243,738

Music
Recorded Music	89,757	109,177
Music Publishing	15,591	19,501
Visual Media and Platform	41,281	74,159

Total	146,629	202,837

Financial Services	258,703	277,434
All Other	81,791	95,592
Corporate	9,161	9,510

Consolidated total	1,688,948	2,062,531

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment. In the HE&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.

	Yen in millions
	Six months ended September 30
	2016	2017
Depreciation and amortization:
Mobile Communications	9,927	9,300
Game & Network Services	12,159	14,162
Imaging Products & Solutions	12,215	11,565
Home Entertainment & Sound	9,770	9,558
Semiconductors	51,377	48,439
Pictures	9,681	11,947
Music	7,373	8,389
Financial Services, including deferred insurance acquisition costs	42,351	32,381
All Other	4,193	3,570

Total	159,046	149,311

Corporate	22,014	20,651

Consolidated total	181,060	169,962

	Yen in millions
	Six months ended September 30, 2016
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	27	121	148
Game & Network Services	6	-	6
Imaging Products & Solutions	17	-	17
Home Entertainment & Sound	13	-	13
Semiconductors	3	-	3
Pictures	891	4	895
Music	818	-	818
Financial Services	-	-	-
All Other and Corporate	32,421	-	32,421

Consolidated total	34,196	125	34,321

	Yen in millions
	Six months ended September 30, 2017
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	691	0	691
Game & Network Services	-	-	-
Imaging Products & Solutions	21	-	21
Home Entertainment & Sound	19	-	19
Semiconductors	-	-	-
Pictures	443	-	443
Music	222	-	222
Financial Services	-	-	-
All Other and Corporate	2,633	0	2,633

Consolidated total	4,029	0	4,029

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Yen in millions
	Three months ended September 30
	2016	2017
Depreciation and amortization:
Mobile Communications	4,776	4,715
Game & Network Services	6,630	7,258
Imaging Products & Solutions	6,130	5,704
Home Entertainment & Sound	4,617	4,569
Semiconductors	26,071	24,637
Pictures	4,747	5,975
Music	3,686	4,247
Financial Services, including deferred insurance acquisition costs	17,988	17,274
All Other	1,888	1,847

Total	76,533	76,226

Corporate	10,970	10,473

Consolidated total	87,503	86,699

	Yen in millions
	Three months ended September 30, 2016
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	(295)	121	(174)
Game & Network Services	(104)	-	(104)
Imaging Products & Solutions	10	-	10
Home Entertainment & Sound	1	-	1
Semiconductors	-	-	-
Pictures	56	4	60
Music	708	-	708
Financial Services	-	-	-
All Other and Corporate	32,075	-	32,075

Consolidated total	32,451	125	32,576

	Yen in millions
	Three months ended September 30, 2017
	Total net restructuring charges	Depreciation associated with restructured assets	Total
Restructuring charges and associated depreciation:
Mobile Communications	42	-	42
Game & Network Services	-	-	-
Imaging Products & Solutions	9	-	9
Home Entertainment & Sound	4	-	4
Semiconductors	-	-	-
Pictures	(127)	-	(127)
Music	215	-	215
Financial Services	-	-	-
All Other and Corporate	1,448	-	1,448

Consolidated total	1,591	-	1,591

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information –

Sales and operating revenue attributed to countries and areas based on location of external customers are as follows:

	Yen in millions
	Six months ended September 30
Sales and operating revenue:	2016	2017
Japan	1,054,642	1,216,279
United States	715,772	798,121
Europe	688,995	781,633
China	240,067	339,136
Asia-Pacific	392,875	525,845
Other Areas	209,796	259,630

Total	3,302,147	3,920,644

	Yen in millions
	Three months ended September 30
Sales and operating revenue:	2016	2017
Japan	543,231	596,538
United States	362,158	437,185
Europe	343,478	429,883
China	130,994	176,920
Asia-Pacific	201,205	278,447
Other Areas	107,882	143,558

Total	1,688,948	2,062,531

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and operating revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales and operating revenue with any single major external customer for the six and three months ended September 30, 2016 and 2017.

(2) Other Information

(i) Dividends declared

An interim cash dividend for Sony Corporation’s common stock was approved at the Board of Directors meeting held on October 31, 2017 as below:

1. Total amount of interim cash dividends:

15,794 million yen

2. Amount of interim cash dividends per share:

12.50 yen

3. Payment date:

December 1, 2017

Interim cash dividends for the fiscal year ending March 31, 2018 have been incorporated in the accompanying consolidated financial statements.

Note: Interim cash dividends are to be distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Corporation’s register of shareholders at the end of September 30, 2017

(ii) Litigation

  For the legal proceedings, please refer to “IV Financial Statements - Notes to Consolidated Financial Statements – 6. Commitments, contingent liabilities and other”.